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                           ONYX PHARMACEUTICALS, INC.
                               3031 RESEARCH DRIVE
                               RICHMOND, CA 94806


                                 April 19, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:     ONYX Pharmaceuticals, Inc.
CIK:    0001012140
Commission File No. 333-33322 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ONYX Pharmaceuticals, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-33322 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 27, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register 2,875,000 shares of its Common Stock, $0.001 par value per share, including the underwriter's over allotment option (the "Shares"), for issuance to the public with a proposed maximum offering price of $54,804,687. Based upon recent market volatility and current market conditions particularly in the biotechnology sector, the Registrant has determined not to pursue the public offering of equity securities pursuant to the Registration Statement. No securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert L. Jones or Michael L. Weiner of Cooley Godward LLP, legal counsel to the Registrant at (650) 843-5000.

                                   Sincerely,

                                   ONYX PHARMACEUTICALS, INC.

                                   /s/ Hollings C. Renton
                                   ------------------------------------------
                                   Hollings C. Renton
                                   President and Chief Executive Officer

cc:      Stuart Duty
         Robert L. Jones
         Michael L. Weiner
         Douglas Fox
         Marilyn Wortzman